Oncolytics Biotech® Announces Upcoming Presentations at the Society for Immunotherapy of Cancer 37th Annual Meeting

Interim results from the phase 1/2 GOBLET study’s pancreatic cancer cohort to be presented in a poster on November 11th and discussed during a key opinion leader webinar on November 14th at 10 a.m. ET

SAN DIEGO, CA and CALGARY, AB, October 5, 2022 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC) today announced the acceptance of two abstracts for poster presentations at the Society for Immunotherapy of Cancer (SITC) 37th Annual Meeting, which is taking place both virtually and in-person at the Boston Convention and Exhibition Center in Boston, MA, from November 8 – 12, 2022.

Both abstracts will be published by SITC at 8:00 a.m. ET on November 7, 2022. Additional details on the abstracts and corresponding poster presentations are shown below.

Title: Pelareorep combined with atezolizumab and chemotherapy demonstrates encouraging results as first-line treatment in advanced or metastatic pancreatic ductal adenocarcinoma (PDAC) patients – Interim results from the GOBLET study
Abstract Number: 650
Poster Session Date and Time: November 11, 2022 from 9:00 a.m. – 8:30 p.m. ET
Poster Session Location: Boston Convention and Exhibition Center, Hall C

Title: The oncolytic virus pelareorep in combination with immune checkpoint inhibitor activates T-cell functioning in early breast cancer patients – immunophenotype results from AWARE-1 study
Abstract Number: 548
Poster Session Date and Time: November 11, 2022 from 9:00 a.m. – 8:30 p.m. ET
Poster Session Location: Boston Convention and Exhibition Center, Hall C

Key Opinion Leader Webinar on Pancreatic Cancer and Interim Phase 1/2 GOBLET Study Data
Oncolytics will host a key opinion leader (KOL) webinar to discuss the current treatment landscape and unmet medical need in pancreatic cancer, as well as the interim GOBLET study results that will be presented at the SITC conference on November 14, 2022 at 10 a.m. ET. The webinar will include both formal presentations and a live question and answer session.

To register for the webinar, please click here.

About GOBLET
The GOBLET (Gastrointestinal tumOrs exploring the treatment comBinations with the oncolytic reovirus peLarEorep and anTi-PD-L1) study is a phase 1/2 multiple indication study in advanced or metastatic gastrointestinal tumors. The study is being conducted at 14 centers in Germany. The co-primary endpoints of the study are objective response rate (ORR) assessed at week 16 and safety. Key secondary and exploratory endpoints include additional efficacy assessments and evaluation of potential biomarkers (T cell clonality and CEACAM6). The study employs a Simon two-stage design with Stage 1 comprising four treatment groups expected to enroll a total of approximately 55 patients:

1.Pelareorep in combination with atezolizumab, gemcitabine, and nab-paclitaxel in 1st line advanced/metastatic pancreatic cancer patients (n=12);

2.Pelareorep in combination with atezolizumab in 1st line MSI (microsatellite instability)-high metastatic colorectal cancer patients (n=19);

3.Pelareorep in combination with atezolizumab and TAS-102 in 3rd line metastatic colorectal cancer patients (n=14); and

4.Pelareorep in combination with atezolizumab in 2nd line advanced and unresectable anal cancer patients (n=10).

Any cohort showing an ORR above a pre-specified threshold in Stage 1 may be advanced to Stage 2 and enroll additional patients.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. This compound induces anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with immune checkpoint inhibitors and may also be synergistic with other approved oncology treatments. Oncolytics is currently conducting and planning clinical trials evaluating pelareorep in combination with checkpoint inhibitors and targeted therapies in solid and hematological malignancies as it advances towards a registration study in metastatic breast cancer. For further information, please visit: www.oncolyticsbiotech.com.
This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as "forward-looking statements"). Forward-looking statements contained in this press release include statements regarding Oncolytics’ belief as to the potential and benefits of pelareorep as a cancer therapeutic; our plans to advance towards a registration study in metastatic breast cancer; and other statements related to anticipated developments in Oncolytics’ business and technologies. In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. Such forward-looking statements involve known and unknown risks and uncertainties, which could cause Oncolytics’ actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, Oncolytics’ ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. In particular, we may be impacted by business interruptions resulting from COVID-19 coronavirus, including operating, manufacturing supply chain, clinical trial and project development delays and disruptions, labour shortages, travel and shipping disruption, and shutdowns (including as a result of government regulation and prevention measures). It is unknown whether and how Oncolytics may be affected if the COVID-19 pandemic persists for an extended period of time. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition. Investors should consult Oncolytics’ quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake any obligation to update these forward-looking statements, except as required by applicable laws.

Company Contact Jon Patton Director of IR & Communication +1-858-886-7813 jpatton@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors +1-917-679-9282 tim@lifesciadvisors.com